SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PURETECH HEALTH PLC

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value £0.01 per share

American Depositary Shares, each representing 10 ordinary shares, par value £0.01 per share

(Title of Class of Securities)

746237106

(CUSIP Number of Class of Securities)

Bharatt Chowrira

Chief Executive Officer

PureTech Health plc

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Peter N. Handrinos Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000	Martin Penn DLA Piper UK LLP 160 Aldersgate Street London EC1A 4HT United Kingdom +44 (0)20 7349 0296

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the return of capital to the holders of ordinary shares, par value £0.01 per share (the “Ordinary Shares”), and American Depositary Shares representing Ordinary Shares (the “ADSs”), of PureTech Health plc (the “Company”) of up to $100 million, which is being implemented by way of a tender offer (the “Tender Offer”). The Company hereby offers (the “Offer”) to purchase for cash a maximum of $100 million, in value, of Ordinary Shares (including Ordinary Shares represented by ADS), without interest, less any applicable withholding taxes, with such purchases to be made by Jefferies International Limited (“Jefferies” or the “Counterparty Bank”) acting as principal, and on the terms and subject to the conditions described in the Circular to shareholders (together with any amendments or supplements hereto, the “Circular”), dated May 20, 2024, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i). This Schedule TO is intended to satisfy the reporting and disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All of the information set forth in the Circular is incorporated by reference in response to Items 1 through 11 of this Schedule TO, as more particularly set forth below, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Circular.

Item 1. Summary Term Sheet.

The information set forth in Part I (“Summary Term Sheet”) in the Circular is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address: The name of the issuer is PureTech Health plc, a public limited company incorporated in England and Wales. The address of its principal executive office is 6 Tide Street, Suite 400, Boston, Massachusetts 02210 and its telephone number is (617) 482-2333.

(b)	Securities: The information set forth under Part VII (“Additional Information - Share Information”) in the Circular is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth under Part VII (“Additional Information - Share Information”) in the Circular is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address: PureTech Health plc, a public limited company incorporated in England and Wales, is the filing person and subject company. The address of its principal executive office is 6 Tide Street, Suite 400, Boston, Massachusetts 02210 and its telephone number is (617) 482-2333. The information set forth in the section captioned “Additional Information - Directors and Officers’ Interest” of the Circular is incorporated herein by reference. The business address of each of the Company’s executive officers and directors is c/o PureTech Health plc, 6 Tide Street, Suite 400, Boston, Massachusetts 02210.

Item 4. Terms of the Transaction.

(a)

Material Terms: The information set forth in Part I (“Summary Term Sheet”), Part V (“Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”), Part VI (“Certain Taxation Considerations in Relation to the Tender Offer and Any Special Dividend”), Part VII (“Additional Information”) and Part VIII (“Further Information for ADS Holders”) of the Circular is incorporated herein by reference.

(b)

Purchases: The information set forth in the sections captioned “Directors and Officers’ Interest” and “Transactions in Securities” in Part VII (“Additional Information”) of the Circular is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)

Agreements Involving the Subject Company’s Securities: The information set forth in Part I (“Summary Term Sheet”) and in the section captioned “Transactions in Securities” in Part VII (“Additional Information”) of the Circular is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes: The information set forth in Part III (“Letter from the Chair”) of the Circular is incorporated herein by reference.

(b)

Use of the Securities Acquired: The information set forth in Part I (“Summary Term Sheet”) and Part V (“Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) of the Circular is incorporated herein by reference.

(c)	Plans: Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in Part III (“Letter from the Chair”) of the Circular is incorporated herein by reference.

(b)	Conditions: The information set forth in Part V (“Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) of the Circular is incorporated herein by reference.

(d)	Borrowed Funds: Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in the section captioned “Directors and Officers’ Interest” in Part VII (“Additional Information”) of the Circular is incorporated herein by reference.

(b)

Securities Transactions: The information set forth in the sections captioned “Transactions in Securities” and “Agreements Relating to the Ordinary Shares and ADSs” in Part VII (“Additional Information”) of the Circular is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations: The information set forth in the section captioned “Parties Engaged in Solicitations” in Part V (“Terms and Conditions of the Tender Offer in Respect of Ordinary Shares”) and “Agreements Relating to the Ordinary Shares and ADSs” in Part VII (“Additional Information”) of the Circular is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Part VII (“Additional Information”) of the Circular is incorporated herein by reference.

(c)

Other Material Information: The information set forth in the Circular, a copy of which is filed as Exhibit (a)(1)(i) hereto, as may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date

(a)(1)(i)*	Circular to Shareholders, dated May 20, 2024.

(a)(1)(ii)*	Tender Form.

(a)(1)(iii)*	Letter of Transmittal.

(a)(1)(iv)*	Letter to Brokers.

(a)(1)(v)*	Letter to Clients.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release, dated March 19, 2024.	6-K	001-39670	99.1	March 19, 2024

(a)(5)(ii)*	Press Release, dated May 20, 2024.

(a)(5)(iii)*	Company Frequently Asked Questions for Shareholders

(b)	Not Applicable.

(d)(1)*	Put and Call Option Agreement, dated May 20, 2024, by and between PureTech Health plc and Jefferies International Limited.

(d)(2)	Performance Share Plan	20-F	001-39670	10.1	October 27, 2020

(d)(3)	Form of Incentive Stock Option Deed of Agreement under the Performance Share Plan	20-F	001-39670	10.2	October 27, 2020

(d)(4)	Form of Nonstatutory Stock Option Deed of Agreement under the Performance Share Plan	20-F	001-39670	10.3	October 27, 2020

(d)(5)	Form of Restricted Share Units Agreement under the Performance Share Plan	20-F	001-39670	10.4	October 27, 2020

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024	PURETECH HEALTH PLC

	By:	/s/ Bharatt Chowrira
Name: Bharatt Chowrira
Title: Chief Executive Officer